UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934




                                PAYCHEX, INC.
                                ____________
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   _______________________________________
                         (Title of Class Securities)

                                 704326 10 7
                                 ___________
                               (CUSIP Number)

                              December 31, 1998

 CUSIP NO.704326 10 7                                           SCHEDULE 13G
          ___________

1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    B. Thomas Golisano
    Social Security Number:     ###-##-####


2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [   ]
    (b)   [   ]


3)  SEC Use Only _________________________________________________________
__________________________________________________________________________

4)  Citizenship or Place of Organization:     United States

Number of Shares     5)     Sole Voting Power         17,974,900
Beneficially         6)     Shared Voting Power          330,253
Owned by Each        7)     Sole Dispositive Power    17,974,900
Reporting Person     8)     Shared Dispositive Power     330,253

9)  Aggregate Amount Beneficially Owned by Each Reporting Person  18,305,153

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):   [   ]

11) Percent of Class Represented by Amount in Row 9   11.2%

12) Type of Reporting Person (See Instructions):   IN

Item 1.    (a)  Name of Issuer:
                ______________
                Paychex, Inc.

           (b)  Address of Issuer's Principal Executive Offices:
                _______________________________________________
                911 Panorama Trail South
                Rochester, NY  14625

Item 2.    (a)  Name of Person Filing:
                _____________________
                B. Thomas  Golisano

           (b)  Address of Principal Business Office:
                ____________________________________
                911 Panorama Trail South
                Rochester, NY  14625

           (c)  Citizenship:
                ___________
                United States

           (d)  Title of Class of Securities:
                ____________________________
                Common Stock, par value $0.01 per share

           (e)  CUSIP Number:
                ____________
                704326 10 7

Item 3.    Not Applicable

Item 4.    Ownership
           _________
           (a)  Amount beneficially owned:  18,305,153
           (b)  Percent of Class:                11.2%
           (c)  (i) sole power to vote or to
                    direct the vote:        17,974,900
               (ii) shared power to vote or to
                    direct the vote:           330,253
              (iii) sole power to dispose or to direct
                    the disposition of:     17,974,900
               (iv) shared power to dispose or to direct
                    the disposition of:        330,253

Item 5.    Ownership Five Percent or Less of a Class
           _________________________________________
           N/A

Item 6.    Ownership of more than Five Percent on Behalf of Another Person:
           _______________________________________________________________
           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired and Security Being Reported by the Parent Holding Company
           __________________________________________________________________
           N/A

Item 8.    Identification and Classification of Members of the Group
           _________________________________________________________
           N/A

Item 9.    Notice of Dissolution of Group
           ______________________________
           N/A

Item 10.   Certification
           _____________
           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature
                                  _________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1999
                                                /s/ B. THOMAS GOLISANO
                                                _________________________
                                                B. Thomas Golisano